Exhibit 99.3

United Microelectronics Corporation

May 7, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of April 2024.

1)	Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
April	Net sales	19,741,391	18,461,436	1,279,955	6.93%
Year-to-Date	Net sales	74,373,490	72,670,883	1,702,607	2.34%

2)	Funds lent to other parties (NT$ Thousand): None

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,874,918	8,717,787	170,060,457

Note:

On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023 and February 27, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,989 million.

4)	Financial derivatives transactions: None